SEC Mail Processing Section
JUL 31 2008
Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08032202

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/07 (MM/DD/YY) AND ENDING 05/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOLPHIN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 DOVE STREET, SUITE 230

(No. and Street)

NEWPORT BEACH | CA | 92660

(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JERRY PARKER (949)955-1550

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARDS, SUZANNE LYNNE

(Name – *if individual, state last, first, middle name*)

327 22ND STREET	HUNTINGTON BEACH	CA	92648-3307
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 11 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas G Donovan, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOLPHIN SECURITIES, INC., as of MAY 31, 20 08, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Treasurer

Title

Notary Public

GINNY HARRIS
Commission # 1498300
Notary Public - California
Orange County
My Comm. Expires Jul 30, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Thomas G Donovan, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOLPHIN SECURITIES, INC., as of MAY 31, 20 08, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Treasurer

Title

Notary Public

GINNY HARRIS
Commission # 1498300
Notary Public - California
Orange County
My Comm. Expires Jul 30, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOLPHIN SECURITIES, INC.
FINANCIAL STATEMENTS
MAY 31, 2008

CONTENTS

Suzanne L. Edwards
Certified Public Accountant

Independent Auditor's Report

Board of Directors
DOLPHIN SECURITIES, INC.

I have audited the accompanying balance sheet of Dolphin Securities, Inc. as of May 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dolphin Securities, Inc. as of May 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S Edwards

Suzanne L. Edwards, CPA
Huntington Beach, California
July 20, 2008

327 22nd Street, Huntington Beach, CA 92648-3307 (714) 369-8746 FAX (714) 475-2192 suzie@QuickAccountants.com CACPA license 79260

DOLPHIN SECURITIES, INC.
BALANCE SHEET
MAY 31, 2008

ASSETS

Current Assets:		
Cash and Cash Equivalents	$	130,469
Accounts Receivable		31,431
Total Current Assets		161,900
TOTAL ASSETS	$	**161,900**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Commissions Payable	$	68,001
Accounts Payable		3,975
Income Taxes Payable		518
Total Current Liabilities		72,494
Total Liabilities		72,494
Stockholder's Equity:		
Common Stock		2,000
Retained Earnings		87,406
Total Stockholder's Equity		89,406
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	**161,900**

The accompanying accountant's report and notes are integral parts of this statement.

DOLPHIN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MAY 31, 2008

	Common Stock	Retained Earnings	Total
BALANCE PRIOR YEAR	2,000	73,745	75,745
Net Income (Loss)		13,661	13,661
BALANCE MAY 31, 2008	$ 2,000	$ 87,406	$ 89,406

The accompanying accountant's report and notes are integral parts of this statement.

DOLPHIN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED MAY 31, 2008

REVENUES	$	611,415
OPERATING EXPENSES		
Commissions		403,377
Management fees		70,000
General and administrative		121,610
TOTAL OPERATING EXPENSES		594,987
INCOME (LOSS) FROM OPERATIONS		16,428
Interest income		1,203
INCOME (LOSS) BEFORE INCOME TAXES		17,631
Provision for income taxes (benefit)		3,970
NET INCOME (LOSS)	**$**	**13,661**

The accompanying accountant's report and notes are integral parts of this statement.

DOLPHIN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2008

Cash Flows from Operating Activities:		
Commissions received from customers	$	613,277
Interest received		1,203
Commissions paid		(374,080)
Management fees paid		(70,000)
Cash paid to others for operating expenses		(121,610)
Income Taxes (Paid) Refunded		(5,017)
Net Cash Flows from Operating Activities		43,773
Cash Flows from Investing Activities:		
Net Cash Flows From Investing Activities		-
Cash Flows from Financing Activities:		
Net Cash Flows from Financing Activities		-
Net Increase (Decrease) in Cash		43,773
Cash at Beginning of Year		86,696
Cash at End of Year	$	**130,469**
Reconciliation of Net Income (Loss) to Net Cash Provided by Operating Activities:		
Net Income (Loss)	$	13,661
(Increase) Decrease in Accounts Receivable		1,862
Increase (Decrease) in Accounts payable		3,975
Increase (Decrease) in Accrued Expenses		25,322
Increase (Decrease) in Taxes Payable		(1,047)
Net Cash Flows from Operating Activities	$	**43,773**

The accompanying accountant's report and notes are integral parts of this statement.

DOLPHIN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2008

ORGANIZATION

Dolphin Securities, Inc. was incorporated in the State of California on June 30, 1980. The Company became a member of the Financial Industry Regulatory Authority (FINRA) on June 4, 1982. As a member of FINRA, the Company operates its business as a broker-dealer of securities selling stocks, mutual funds, debt securities, variable life insurance and annuities primarily in Southern California, but is licensed to sell in seven states.

ACCOUNTING POLICIES

Revenues and related expenses from transactions are recognized as of the trade date.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include money market accounts, certificates of deposit with maturities of three months or less and highly liquid government issued debt instruments.

USE OF ESTIMATES

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE

Accounts receivable represents commissions on transactions traded as of the balance sheet date. No allowance has been provided on accounts receivable because management believes all amounts are collectible.

ACCRUED LIABILITIES

The Company records commissions due individual brokers at trade date. Commissions received are typically paid on the 10th day of the month subsequent to receipt of commissions. Commissions paid are a percentage of commissions received and vary depending on the investment type and the individual broker agreement.

SHAREHOLDER'S EQUITY

The Company has authorized 1,000,000 shares of no par value common stock. The Company has 2,000 shares issued and outstanding.

RELATED PARTY TRANSACTIONS

Management fees of $70,000 for the year ended May 31, 2008 were paid to a related corporation for operating costs and expenses. Dolphin Securities, Inc.'s sole stockholder is also the sole stockholder of that related corporation. Both Dolphin Securities, Inc. and the related corporation are under common control and the existence of that control may result in operating results or a financial position which is significantly different from those that would have been obtained if the two entities were autonomous.

DOLPHIN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2008

MINIMUM CAPITAL
The Corporation is a registered broker/dealer and is required by the Securities and Exchange Act of 1934 to maintain minimum net capital of $5,000 and a specified ratio of aggregate indebtedness to net capital as defined. At May 31, 2008, the Corporation had regulatory net capital of $89,403 and a percentage of aggregate indebtedness to net capital of 81%.

RESERVE REQUIREMENTS
The Corporation is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. The Corporation does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Corporation maintains a special account for exclusive benefit of customers as required for exemption under SEC Rule 15c3-3 (K) (2) (A).

SUBORDINATED LIABILITIES
Dolphin Securities, Inc. maintains no liabilities subordinated to claims of general creditors.

ADVERTISING EXPENSE
The Company expenses all advertising costs, and incurred no advertising expense for the year ended May 31, 2008.

TAXES ON INCOME
Income tax expense is based on income as reported for financial statement purposes. The Company incurred federal income tax expense of $2,411 and California state income tax of $1,559 for the year ended May 31, 2008.

CONCENTRATION OF RISK
The Company maintains their cash accounts at a local state chartered bank which is member of the Federal Reserve System. The balance, at times, may exceed federally insured limits. The bank balance at May 31, 2008 was $130,910.

Two customers accounted for approximately 53% of the sales volume for the year end May 31, 2008. These customers' receivable balances at May 31, 2008 were $21,382 and $1,097 respectively, or 72% of the trade accounts receivable at May 31, 2008. No other customer accounts for more than 10% of sales volume during the years ended May 31, 2008.

COLLABORATIVE AGREEMENTS
The Company has entered into several service contracts with vendors and is obligated for the following amounts for the fiscal year end May 31:

2009	$15,885
2010	1,000
Total service commitments	$16,885

DOLPHIN SECURITIES, INC.
SUPPLEMENTAL SCHEDULES
MAY 31, 2008

Computation of Net Capital

Stockholder's equity and regulatory net capital	$	89,406

Computation of Basic Net Capital Requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	4,833
Minimum dollar net capital required for reporting broker dealer		5,000
Net capital requirement (greater of above)		5,000
Excess net capital (regulatory net capital less net capital requirement)		84,406

Computation of Aggregate Indebtedness

Total liabilities	$	72,494
Percentage of aggregate indebtedness to regulatory net capital		81%

DOLPHIN SECURITIES, INC.
SUPPLEMENTAL SCHEDULES
MAY 31, 2008

Reconciliation of Net Capital Pursuant to Rule 17a-3(d)(4)

Net capital as reported in Part IIA of the Company FOCUS report as of May 31	$	83,638
Audit adjustments: income tax expense		(518)
Other receivables from brokers or dealers		6,286
Regulatory net capital per audit	$	89,406

Exemption of Rule 15c3-3

The Company claims exemption from the requirement of Rule 15c3-3, under Sections (k)(2)(ii) of the rule.

Suzanne L. Edwards
Certified Public Accountant

Board of Directors
DOLPHIN SECURITIES, INC.

Statement of Internal Accounting Control

In planning and performing my audit of the financial statements and supplemental schedules of Dolphin Securities, Inc. (the Company), for the year ended May 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

327 22nd Street, Huntington Beach, CA 92648-3307 (714) 369-8746 FAX (714) 475-2192 suzie@QuickAccountants.com CACPA license 79260

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at May 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S Edwards

Suzanne L. Edwards, CPA
Huntington Beach, California
July 20, 2008

327 22nd Street, Huntington Beach, CA 92648-3307 (714) 369-8746 FAX (714) 475-2192 suzie@QuickAccountants.com CACPA license 79260

END